UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 2)*

                           RJR Nabisco Holdings Corp.
                                (Name of Issuer)

                                  Common Shares
                         (Title of Class of Securities)

                                   74960K 876
                                 (CUSIP Number)

                               Marc Weitzen, Esq.
                  Gordon Altman Butowsky Weitzen Shalov & Wein
                        114 West 47th Street, 20th Floor
                            New York, New York 10036
                                 (212) 626-0800

           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                February 11, 1999
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box / /.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D
                                (Amendment No. 2)

CUSIP No. 74960K 876

1        NAME OF REPORTING PERSON
                  High River Limited Partnership

         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                     (a) /X/
                                                                     (b) / /
3        SEC USE ONLY

4        SOURCE OF FUNDS*
                  WC

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                                 //

6        CITIZENSHIP OR PLACE OF ORGANIZATION
                  Delaware


NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

         7        SOLE VOTING POWER
                           17,801,800

         8        SHARED VOTING POWER
                           0

         9        SOLE DISPOSITIVE POWER
                           17,801,800

         10       SHARED DISPOSITIVE POWER
                           0

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                           17,801,800

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES*
                  //

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                           5.5%

14       TYPE OF REPORTING PERSON*
                           PN

                                  SCHEDULE 13D
                                (Amendment No. 2)

CUSIP No. 74960K 876

1        NAME OF REPORTING PERSON
                  Riverdale LLC

         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                    (a) /X/
                                                                    (b) / /
3        SEC USE ONLY

4        SOURCE OF FUNDS*
                  WC

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                                  //

6        CITIZENSHIP OR PLACE OF ORGANIZATION
                  New York


NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

         7        SOLE VOTING POWER
                           0

         8        SHARED VOTING POWER
                           17,801,800

         9        SOLE DISPOSITIVE POWER
                           0

         10       SHARED DISPOSITIVE POWER
                           17,801,800

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                           17,801,800

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES*
                  //

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                           5.5%

14       TYPE OF REPORTING PERSON*
                  OO

                                  SCHEDULE 13D
                                (Amendment No. 2)

CUSIP No. 74960K 876

1        NAME OF REPORTING PERSON
                  Carl C. Icahn

         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                    (a) /X/
                                                                    (b) / /
3        SEC USE ONLY

4        SOURCE OF FUNDS*
                  WC

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                                     //

6        CITIZENSHIP OR PLACE OF ORGANIZATION
                  United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

         7        SOLE VOTING POWER
                           0

         8        SHARED VOTING POWER
                           25,000,000

         9        SOLE DISPOSITIVE POWER
                           0

         10       SHARED DISPOSITIVE POWER
                           25,000,000

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                           25,000,000

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES*
                  //

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                           7.7%

14       TYPE OF REPORTING PERSON*
                  IN

                                  SCHEDULE 13D
                                (Amendment No. 2)

CUSIP No. 74960K 876

1                 NAME OF REPORTING PERSON American Real Estate Holdings L.P.

         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                   (a) /X/
                                                                   (b) / /
3        SEC USE ONLY

4        SOURCE OF FUNDS*
                  WC

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                                  //

6        CITIZENSHIP OR PLACE OF ORGANIZATION
                  Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

         7        SOLE VOTING POWER
                           6,448,200

         8        SHARED VOTING POWER
                           0

         9        SOLE DISPOSITIVE POWER
                           6,448,200

         10       SHARED DISPOSITIVE POWER
                           0

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                           6,448,200

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES*
                  //

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                           2.0%

14       TYPE OF REPORTING PERSON*
                  PN

                                  SCHEDULE 13D
                                (Amendment No. 2)

CUSIP No. 74960K 876

1                 NAME OF REPORTING PERSON American Real Estate Partners, L.P.

         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a) /X/
                                                                        (b) / /
3        SEC USE ONLY

4        SOURCE OF FUNDS*
                  WC

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                                    //

6        CITIZENSHIP OR PLACE OF ORGANIZATION
                  Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

         7        SOLE VOTING POWER
                           0

         8        SHARED VOTING POWER
                           6,448,200

         9        SOLE DISPOSITIVE POWER
                           0

         10       SHARED DISPOSITIVE POWER
                           6,448,200

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                           6,448,200

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES*
                  //

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                           2.0%

14       TYPE OF REPORTING PERSON*
                  PN

                                  SCHEDULE 13D
                                (Amendment No. 2)

CUSIP No. 74960K 876

1                 NAME OF REPORTING PERSON American Property Investors, Inc.

         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a) /X/
                                                                        (b) / /
3        SEC USE ONLY

4        SOURCE OF FUNDS*
                  WC

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                                      //

6        CITIZENSHIP OR PLACE OF ORGANIZATION
                  Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

         7        SOLE VOTING POWER
                           0

         8        SHARED VOTING POWER
                           6,448,200

         9        SOLE DISPOSITIVE POWER
                           0

         10       SHARED DISPOSITIVE POWER
                           6,448,200

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                           6,448,200

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES*
                  //

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                           2.0%

14       TYPE OF REPORTING PERSON*
                  CO

                                  SCHEDULE 13D
                                (Amendment No. 2)

CUSIP No. 74960K 876

1        NAME OF REPORTING PERSON
                  Beckton Corp.

         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a) /X/
                                                                        (b) / /
3        SEC USE ONLY

4        SOURCE OF FUNDS*
                  WC

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                                      //

6        CITIZENSHIP OR PLACE OF ORGANIZATION
                  Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

         7        SOLE VOTING POWER
                           0

         8        SHARED VOTING POWER
                           6,448,200

         9        SOLE DISPOSITIVE POWER
                           0

         10       SHARED DISPOSITIVE POWER
                           6,448,200

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                           6,448,200

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES*
                  //

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                           2.0%

14       TYPE OF REPORTING PERSON*
                  CO

                                  SCHEDULE 13D
                                (Amendment No. 2)

CUSIP No. 74960K 876

1        NAME OF REPORTING PERSON
                  Meadow Walk Limited Partnership

         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a) /X/
                                                                 (b) / /
3        SEC USE ONLY

4        SOURCE OF FUNDS*
                  WC

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                                     //

6        CITIZENSHIP OR PLACE OF ORGANIZATION
                  Delaware


NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

         7        SOLE VOTING POWER
                           750,000

         8        SHARED VOTING POWER
                           0

         9        SOLE DISPOSITIVE POWER
                           750,000

         10       SHARED DISPOSITIVE POWER
                           0

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                           750,000

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES*
                  //

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                           0.2%

14       TYPE OF REPORTING PERSON*
                  PN

                                  SCHEDULE 13D
                                (Amendment No. 2)

CUSIP No. 74960K 876

1        NAME OF REPORTING PERSON
                  Barberry Corp.

         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                     (a) /X/
                                                                     (b) / /
3        SEC USE ONLY

4        SOURCE OF FUNDS*
                  WC

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                                     //

6        CITIZENSHIP OR PLACE OF ORGANIZATION
                  Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

         7        SOLE VOTING POWER
                           0

         8        SHARED VOTING POWER
                           750,000

         9        SOLE DISPOSITIVE POWER
                           0

         10       SHARED DISPOSITIVE POWER
                           750,000

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                           750,000

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES*
                  //

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                           0.2%

14       TYPE OF REPORTING PERSON*
                  CO

                                  SCHEDULE 13D
                                (Amendment No. 2)

Item 1.  Security and Issuer

         The Schedule 13D filed with the U.S. Securities and Exchange Commission on December 22, 1998, and amended on January 25, 1999, by High River Limited Partnership, a Delaware limited partnership ("High River"), Riverdale LLC, a New York limited liability company ("Riverdale"), Carl C. Icahn, a citizen of the United States of America, American Real Estate Holdings L.P., a Delaware limited partnership ("AREH"), American Real Estate Partners, L.P., a Delaware limited partnership ("AREP"), American Property Investors, Inc., a Delaware corporation ("American Property"), and Beckton Corp., a Delaware corporation ("Beckton"), relating to the common shares, par value $0.01 per share (the "Shares"), of RJR Nabisco Holdings Corp. (the "Issuer"), is amended to furnish the additional information set forth herein. All capitalized terms contained herein but not otherwise defined shall have the meaning ascribed to such terms in the previously filed statement on Schedule 13D.

Item 2.  Identity and Background

         This item is hereby amended to add the following:

         The additional persons filing this statement are Meadow Walk Limited Partnership, a Delaware limited partnership ("Meadow Walk") and Barberry Corp., a Delaware corporation ("Barberry") (collectively with High River, Riverdale, Carl C. Icahn, AREH, AREP, American Property, and Beckton, the "Registrants"). The principal business address and the address of the principal office of the Registrants is 100 South Bedford Road, Mount Kisco, New York 10549, with the exception of Carl C. Icahn, whose principal business address is c/o Icahn Associates Corp., 767 Fifth Avenue, 47th Floor, New York, New York 10153.

         Barberry is the general partner of Meadow Walk and is 100 percent owned by Carl C. Icahn.

          Barberry and Meadow Walk are primarily engaged in the business of investing in securities.

         The name, citizenship, present principal occupation or employment and business address of each director and executive officer of Barberry is set forth in Schedule A attached hereto.

         Carl C. Icahn is the sole stockholder and director of Barberry. As such, Mr. Icahn is in a position directly and indirectly to determine the investment and voting decisions made by the Registrants.

         Neither Meadow Walk, Barberry nor any executive officer or director of any of the Registrants, has, during the past five years, (a) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (b) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting, or mandating activities subject to, Federal or State securities laws or a finding of any violation with respect to such laws.


Item 3.  Source and Amount of Funds or Other Consideration

         The aggregate purchase price of the 3,592,000 Shares purchased by the Registrants not previously reported on a Schedule 13D by the Registrants was $128,309,878.84 (including commissions). The source of funding for the purchase of these Shares was general working capital of the Registrants.

Item 5.           Interest in Securities of the Issuer

         (a) As of the close of business on February 12, 1999, Registrants may be deemed to beneficially own, in the aggregate, 25,000,000 Shares, representing approximately 7.7% of the Issuer's outstanding Shares (based upon the 324,821,028 Shares stated to be outstanding as of October 30, 1998 by the Issuer in the Issuer's Form 10-Q filing, filed with the Securities and Exchange Commission on November 12, 1998).

         (b) High River has sole voting power and sole dispositive power with regard to 17,801,800 Shares. Riverdale has shared voting power and shared dispositive power with regard to 17,801,800 Shares. AREH has sole voting power and sole dispositive power with regard to 6,448,200 shares. AREP has shared voting power and shared dispositive power with regard to 6,448,200 shares. American Property has shared voting power and shared dispositive power with regard to 6,448,200 shares. Beckton has shared voting power and shared dispositive power with regard to 6,448,200 shares. Carl C. Icahn has shared voting power and shared dispositive power with regard to 25,000,000 Shares. Meadow Walk has sole voting power and sole dispositive power with regard to 750,000 Shares. Barberry has shared voting power and shared dispositive power with regard to 750,000 Shares.

         Riverdale and Mr. Icahn, by virtue of their relationships to High River (as disclosed in Item 2), may be deemed to beneficially own (as that term is defined in Rule 13d-3 under the Act) the Shares which High River directly beneficially owns. Each of Riverdale and Mr. Icahn disclaims beneficial ownership of such Shares for all other purposes. Beckton, American Property, AREP and Mr. Icahn, by virtue of their relationships to AREH (as disclosed in Item 2), may be deemed to beneficially own (as the term is defined in Rule 13d-3 under the Act) the shares which AREH beneficially owns. Each of Beckton, American Property, AREP and Mr. Icahn disclaims beneficial ownership of such shares for all other purposes. Barberry and Mr. Icahn, by virtue of their relationships to Meadow Walk (as disclosed in Item 2), may be deemed to beneficially own (as that term is defined in Rule 13d-3 under the Act) the Shares which Meadow Walk directly beneficially owns. Each of Barberry and Mr. Icahn disclaims beneficial ownership of such Shares for all other purposes.

         (c) The following table sets forth all transactions with respect to Shares effected since the most recent filing on Schedule 13D by any of the Registrants. All such transactions were effected in the open market, the table excludes commissions paid.

                                            No. of Shares              Price
NAME                       DATE             PURCHASED                  PER SHARE

High River                 1/25/99          12,500                     $27.8745

High River                 1/25/99          12,500                     $27.8745

High River                 1/26/99          125,000                    $27.1713

High River                 1/26/99          125,000                    $27.1713

High River                 1/27/99          50,000                     $27.2296

High River                 1/27/99          700,000                    $27.2296

High River                 2/3/99           125,000                    $27.3575

High River                 2/8/99           325,000                    $27.7481

High River                 2/9/99           60,000                     $27.7207

High River                 2/10/99          500,000                    $27.8078

High River                 2/11/99          430,200                    $26.2848

High River                 2/11/99          191,400                    $26.2932

High River                 2/12/99          185,400                    $25.9411

Meadow Walk                1/27/99          650,000                    $27.2296

Meadow Walk                2/9/99           100,000                    $27.7207

Item 6. Contracts, Arrangements, Understandings or Relationship with Respect to Securities of the Issuer

         Except as described herein, neither any of the Registrants nor any person referred to in Schedule A attached hereto, has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to the transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.


Item 7.           Material to be Filed as Exhibits

1.       Joint Filing Agreement of the Registrants

                                    SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 12, 1999




HIGH RIVER LIMITED PARTNERSHIP

By:      RIVERDALE LLC,
         General Partner


         By:
                  Name:  Carl C. Icahn
                  Title: Member




RIVERDALE LLC


By:
         Name:  Carl C. Icahn
         Title: Member




American Real Estate Holdings L.P.

By:      American Property Investors, Inc.,
         General Partner


         By:
                  Name:  Carl C. Icahn
                  Title: Director, Chairman of the Board


[Signature Page of Amendment No. 2 to Schedule 13D with respect to RJR Nabisco Holdings Corp.]

American Real Estate Partners, L.P.


By:      American Property Investors, Inc.,
         General Partner


         By:     __________________
         Name:  Carl C. Icahn
         Title: Director, Chairman of the Board




American Property Investors, Inc.


By:      ______________________
         Name: CARL C. ICAHN
         Title: Director, Chairman of the Board




Beckton Corp.


By:      ______________________
         Name: CARL C. ICAHN
         Title: Sole Director, Chairman of the Board




Meadow Walk Limited Partnership


By:      BARBERRY CORP.,
         General Partner


         By:      ______________________
                  Name:  Carl C. Icahn
                  Title:  Sole Director, Chairman of the Board






[Signature Page of Amendment No. 2 to Schedule 13D with respect to RJR Nabisco Holdings Corp.]

Barberry Corp.


By:  _______________________
         Name:  Carl C. Icahn
         Title:  Sole Director, Chairman of the Board





[Signature Page of Amendment No. 2 to Schedule 13D with respect to RJR Nabisco Holdings Corp.]

                                   SCHEDULE A

               DIRECTORS AND EXECUTIVE OFFICERS OF THE REGISTRANTS


         Name, Business Address and Principal Occupation of Each
         Director of Barberry.


         The following sets forth the name, position, and principal occupation of each member of Barberry. Each such person is a citizen of the United States of America. Except as otherwise indicated, the business address of each director and officer is c/o Icahn Associates Corp., 767 Fifth Avenue, 47th Floor, New York, New York 10153. To the best of Registrants' knowledge, except as set forth in this statement on Schedule 13D, none of the directors or executive officers of the Registrants own any shares of the Issuer.

BARBERRY CORP.


NAME                      POSITION                      BUSINESS ADDRESS


Carl C. Icahn             Director,Chairman
                          of the Board,
                          President

Edward E. Mattner         Vice President

Terry O'Neal              Vice President                980 Kelley Johnson Drive
                                                        Las Vegas, Nevada  89119

Gail Golden               Vice President,
                          Secretary, Treasurer

                                                                   EXHIBIT 1

                             JOINT FILING AGREEMENT

         In accordance with Rule 13d-1(f) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a statement on Schedule 13D (including amendments thereto) with respect to the common stock, par value $.01 per share, of RJR Nabisco Holdings Corp., and further agree that this Joint Filing Agreement be included as an Exhibit to such joint filings. In evidence thereof, the undersigned, being duly authorized, have executed this Joint Filing Agreement this 12th day of February, 1999.



HIGH RIVER LIMITED PARTNERSHIP

By:      RIVERDALE LLC,
         General Partner


         By:
                  Name:  Carl C. Icahn
                  Title: Member




RIVERDALE LLC


By:
         Name:  Carl C. Icahn
         Title: Member




American Real Estate Holdings L.P.

By:      American Property Investors, Inc.,
         General Partner


         By:
         Name:  Carl C. Icahn
         Title: Director, Chairman of the Board


[Joint Filing Agreement for Amendment No. 2 to Schedule 13D with respect to RJR Nabisco Holdings Corp.]

American Real Estate Partners, L.P.


By:      American Property Investors, Inc.,
         General Partner


         By:    ___________________
         Name:  Carl C. Icahn
         Title: Director, Chairman of the Board




American Property Investors, Inc.


By:      _________________________
         Name: CARL C. ICAHN
         Title: Director, Chairman of the Board




Beckton Corp.


By:      _________________________
         Name: CARL C. ICAHN
         Title: Sole Director, Chairman of the Board







[Joint Filing Agreement for Amendment No. 2 to Schedule 13D with respect to RJR Nabisco Holdings Corp.]

Meadow Walk Limited Partnership

By:      BARBERRY CORP.,
         General Partner


         By:      ______________________
                  Name:  Carl C. Icahn
                  Title:  Sole Director, Chairman of the Board


Barberry Corp.


By:      _______________________
         Name:  Carl C. Icahn
         Title:  Sole Director, Chairman of the Board





--------------------
CARL C. ICAHN










[Joint Filing Agreement for Amendment No. 2 to Schedule 13D with respect to RJR Nabisco Holdings Corp.]